EXHIBIT (a)(9)

Before you seal your return envelope, did you		Check
remember to:		when
complete
1.	Read, complete and sign the Letter of Transmittal.	[ ]

2.	Check the boxes on Schedule A to indicate your decision to tender or not tender your options.	[ ]

3.	Sign and date Schedule A.	[ ]

4.	Make copies of the Letter of Transmittal and Schedule A for your records.	[ ]

5.	Include the originals of both the Letter of Transmittal and Schedule A in the return envelope.	[ ]

6.	You may also fax both the Letter of Transmittal and Schedule A to XO at 703-547-2984. Be sure to keep the fax confirmation sheet for your records.	[ ]

Deadline for XO to receive both the Letter of Transmittal and Schedule A is 12:00 midnight JUNE 26, 2001